# SEC Schedule 13D/A (Amendment No. 26) — Beneficial ownership report by holders of more than 5% of a class

Issuer: APOLLO GLOBAL MANAGEMENT, INC., CIK 0001858681
CUSIP: 03769M106
Title of class of securities: Common stock, par value $0.00001 per share
Address of issuer's principal executive offices: 9 WEST 57TH STREET, 42ND FLOOR, NEW YORK, New York (NY), 10019
Date of event which requires filing of this statement: 12/11/2025
Amends the filing with accession number 0000950103-25-004959
Filed by CIK 0001106636
Persons authorized to receive notices and communications: Joshua Harris, 404 Washington Avenue, PH 810, Miami Beach, Florida (FL), 33139, 305-831-7097

## Reporting persons
- Joshua Harris (CIK 0001106636): type of reporting person: individual (IN); citizenship or place of organization: Florida (FL); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 34,313,690; shared voting power 0; sole dispositive power 34,313,690; shared dispositive power 0; aggregate amount beneficially owned 34,313,690 (5.9% of the class)
  Comment: The percentage ownership is based on 580,422,573 shares of common stock, par value $0.00001 per share ("Common Stock"), of Apollo Global Management, Inc. (the "Issuer") issued and outstanding as of November 5, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission (the "Commission") on November 10, 2025. The Common Stock for which MJH Partners II LLC and MJH Partners III LLC are reported to have sole voting power and sole dispositive power in this Schedule 13D are included in the number of Common Stock reported in this Schedule 13D for which Mr. Harris has sole voting power and sole dispositive power.
- MJH Partners II LLC (CIK 0001903210): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 33,741,683; shared voting power 0; sole dispositive power 33,741,683; shared dispositive power 0; aggregate amount beneficially owned 33,741,683 (5.8% of the class)
  Comment: The percentage ownership is based on 580,422,573 shares of common stock, par value $0.00001 per share, of the Issuer issued and outstanding as of November 5, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Commission on November 10, 2025.
- MJH Partners III LLC (CIK 0001973627): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 19,266,842; shared voting power 0; sole dispositive power 19,266,842; shared dispositive power 0; aggregate amount beneficially owned 19,266,842 (3.3% of the class)
  Comment: The percentage ownership is based on 580,422,573 shares of common stock, par value $0.00001 per share, of the Issuer issued and outstanding as of November 5, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Commission on November 10, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.00001 per share
Name of issuer: APOLLO GLOBAL MANAGEMENT, INC.
Address of issuer's principal executive offices: 9 WEST 57TH STREET, 42ND FLOOR, NEW YORK, New York (NY), 10019
Comment: This Amendment No. 26 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") by Joshua Harris and MJH Partners II LLC on January 11, 2022, relating to the shares of the common stock, par value $0.00001 per share ("Common Stock"), of Apollo Global Management, Inc., a Delaware corporation (the "Issuer") (as so amended, the "Schedule 13D"). This Amendment No. 26 is being filed to reflect (i) the transfer by MJH Partners II LLC of 1,000,000 shares of Common Stock to MJH Partners III LLC, an estate planning vehicle for which Joshua Harris exercises voting and investment control and (ii) the entry into delayed draw variable share forward sale transactions by MJH Partners III LLC which relate to up to 1,000,000 shares of Common Stock.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is amended by adding the following sentence immediately after the last paragraph of such item:

No funds or consideration was paid for the transfer by MJH Partners II LLC of 1,000,000 shares of Common Stock to MJH Partners III LLC.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is amended by adding the following paragraphs immediately prior to the penultimate paragraph of such item:

On December 11, 2025, MJH Partners II LLC contributed and transferred 1,000,000 shares of Common Stock to MJH Partners III LLC.

On December 11, 2025, MJH Partners III LLC (the "Counterparty"), entered into a Delayed Draw Variable Share Forward Sale Transaction with Citibank, N.A. (the "Bank") pursuant to a Master Confirmation entered into between the Counterparty and the Bank, dated December 11, 2025 (the "Forward Contract"). The Forward Contract obligates the Counterparty to deliver to the Bank, on specified dates in December of 2030 (each, a "Settlement Date"), at the Counterparty's option, up to an aggregate number of shares of the Issuer's Common Stock equal to the number of shares of Common Stock pledged by the Counterparty or, subject to certain conditions, an equivalent amount of cash.

The Counterparty pledged an aggregate of 1,000,000 shares of the Issuer's Common Stock (the "Pledged Shares") to secure its obligations under the Forward Contract. The Counterparty retains ownership and voting and ordinary dividend rights in the Pledged Shares during the term of the pledge (and thereafter if the Counterparty settles the Forward Contract in cash), subject to certain payments the Counterparty may need to make to the Bank with respect to dividends under the terms of the Forward Contract.

Under the terms of the Forward Contract, the Counterparty may, at its election, subject to certain terms and conditions, receive a prepayment from the Bank with respect to some or all portions of the transactions covered by the Forward Contract, equal to the present value as of the relevant funding date of the payment of the Floor Price (as defined below) at maturity of the transactions.

For each of the up to fifteen (15) components of the Forward Contract for which a prepayment has been paid to the Counterparty by the Bank, the number of shares of the Issuer's Common Stock to be delivered to the Bank on each Settlement Date (or on which to base the amount of cash to be delivered to the Bank on such Settlement Date) is to be determined as follows: (a) if the per-share volume weighted average price of the Issuer's Common Stock on the related valuation date (the "Settlement Price") is less than or equal to a floor price that will be determined following a hedging period (the "Floor Price"), the Counterparty will deliver to the Bank the ratable portion of the Pledged Shares to be delivered with respect to each Settlement Date (such number of shares, the "Number of Shares"); (b) if the Settlement Price is between the Floor Price and a cap price that will be determined following a hedging period (the "Cap Price"), the Counterparty will deliver to the Bank a number of shares of the Issuer's Common Stock equal to the Number of Shares multiplied by a fraction, the numerator of which is the Floor Price and the denominator of which is the Settlement Price; and (c) if the Settlement Price is greater than the Cap Price, the Counterparty will deliver to the Bank a number of shares of the Issuer's Common Stock equal to the product of (i) the Number of Shares and (ii) a fraction (a) the numerator of which is the sum of (x) the Floor Price and (y) the Settlement Price minus the Cap Price, and (b) the denominator of which is the Settlement Price.

For each of the up to fifteen (15) components of the Forward Contract for which a prepayment has not been paid to the Counterparty by the Bank, the number of shares of the Issuer's Common Stock to be delivered to the Bank on each Settlement Date (or on which to base the amount of cash to be delivered to the Bank on such Settlement Date) is to be determined as follows: (a) if the Settlement Price is greater than the Cap Price, the Bank will pay to the Counterparty the Cap Price multiplied by the Number of Shares, and the Counterparty will deliver to the Bank a number of shares equal to the Number of Shares; (b) if the Settlement Price is less than the Floor Price, the Counterparty will deliver to the Bank a number of shares equal to the Number of Shares, and the Bank will pay to the Counterparty the Floor Price multiplied by the Number of Shares; or (c) if the Settlement Price is between the Floor Price and the Cap Price, no payment or delivery of shares will be made by either party.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 3: Form of Delayed Draw Variable Share Forward Sale Contract

## Signatures
- Joshua Harris: /s/ Joshua Harris, Joshua Harris (12/15/2025)
- MJH Partners II LLC: /s/ Joshua Harris, Joshua Harris/President (12/15/2025)
- MJH Partners III LLC: /s/ Joshua Harris, Joshua Harris/President (12/15/2025)